# Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations


June 11, 2025


Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on April 9, 2025 The Nasdaq Stock Market (the "Exchange") received from ProShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Shares of Beneficial interest, no par value, of

ProShares Ultra Top QQQ

ProShares UltraShort Top QQQ


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Eun Ah Choi*

---